United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission File Number 001-32866

Florida East Coast Industries, Inc.

Salary Deferral Plan.

(Full title of the plan)

Florida East Coast Industries, Inc.

(Name of issuer of securities)

One Malaga Street

St. Augustine, Florida 32085

(Address of issuer’s principal executive offices)

FLORIDA EAST COAST INDUSTRIES, INC. SALARY DEFERRAL PLAN

Table of Contents

Page Numbers
Report of Independent Registered Public Accounting Firm	1

Financial Statements as of December 31, 2005 and 2004 and For the Year Ended December 31, 2005

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

Supplemental Schedule as of December 31, 2005

Form 5500 – Schedule H, Line 4i – Schedule of Assets( Held at End of Year)	10

Exhibit 23

Consent – KPMG, LLP

KPMG LLP
Suite 1100, Independent Square
One Independent Drive
Jacksonville, FL 32201-0190

Report of Independent Registered Public Accounting Firm

To the Trustees of the Florida East Coast Industries, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Florida East Coast Industries, Inc. Salary Deferral Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Jacksonville, Florida

June 23, 2006

Certified Public Accountants

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$12,792	83,932
Accounts receivable – contributions	72,995	—
Accounts receivable – interest	2,058	—
Investments at fair value (note 3):
Florida East Coast Industries, Inc. common stock fund	4,686,490	5,280,311
Investments in mutual funds	11,614,811	8,719,977
Investments in common/collective trust funds	9,616,420	10,876,462
Loans to participants	750,760	621,051

Total investments	26,668,481	25,497,801

Total assets	26,756,326	25,581,733

Liabilities:
Due to brokers	12,792	83,932

Total liabilities	12,792	83,932

Net assets available for benefits	$26,743,534	25,497,801

See accompanying notes to financial statements.

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

2005
Additions:
Investment income:
Net appreciation in fair value of investments (note 3)	$518,020
Dividend income	628,156
Interest	40,361

Net investment income	1,186,537

Contributions:
Participants	1,986,675
Employer	543,291

Total contributions	2,529,966

Total additions	3,716,503

Deductions:
Benefits paid to participants	2,350,305
Administrative expenses	89,982

Total deductions	2,440,287

Net transfers to related plan (note 4)	(30,663)

Increase in net assets available for benefits	1,245,554
Net assets available for benefits:
Beginning of year	25,497,801

End of year	$26,743,534

See accompanying notes to financial statements.

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of Plan

The following description of the Florida East Coast Industries, Inc. Salary Deferral Plan (the Salary Plan) provides only general information. Participants should refer to the Salary Plan agreement for a more complete description of the Salary Plan’s provisions.

(a)	General

The Salary Plan is a 401(k) defined contribution plan covering all salaried employees of the Florida East Coast Industries, Inc. (Company), excluding any person represented by any organization recognized by the Company for purposes of collective bargaining, or salaried employees eligible to receive prorated or overtime compensation, who have ninety days of continuous service and are age twenty-one or older. The Salary Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Plan Administration

The Salary Plan is administered by the Company; however, recordkeeping and trustee services are provided by Wachovia Bank, National Association (Trustee).

(c)	Contributions

Each year, participants may contribute up to 25% of pretax annual compensation and an additional 10% of annual compensation through after tax contributions, as defined in the Salary Plan, by means of payroll deductions. The first 10% of participant contributions are matched by the Company in an amount equal to 100% of the first $1,200 and 25% of all contributions over $1,200.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and net investment income. Allocations are based on participant earnings or account balances, as defined in the Salary Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions, the Company’s contributions and any earnings thereon.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest is paid ratably through monthly payroll deductions.

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(g)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant (or beneficiary) may elect to receive either a lump-sum distribution equal to the value of the participant’s account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of their account as a lump-sum distribution.

(h)	Plan Expenses

The Salary Plan absorbs all expenses for administration and recordkeeping of the Salary Plan and these expenses have been reflected in the accompanying financial statements as administrative expenses.

(i)	Plan Transfers

Certain participants may become ineligible to participate in the Salary Plan but eligible to participate in the Florida East Coast Industries, Inc. Hourly Deferral Plan (Hourly Plan), also sponsored by the Company. Reasons for this to occur include, but are not limited to, the Company changing the classification of a position held by a salaried employee to an hourly position. Likewise, certain participants of the Hourly Plan may become ineligible to participate in the Hourly Plan but eligible to participate in the Salary Plan. Reasons for this to occur include, but are not limited to, an hourly employee that becomes a salaried employee. In accordance with these plans, these participants may request their account balances in the respective plans be transferred to the plan in which they are then eligible to participate.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accrual basis of accounting has been utilized in preparing the accompanying financial statements.

(b)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Valuation of Investments and Income Recognition

The Salary Plan’s investments in common/collective trust funds are stated at net asset value, which approximates fair value of the underlying investments and participant loans are stated at their outstanding balances, which approximate fair value. All other investments are stated at fair value, which represents quoted market value as of the last business day of Salary Plan year.

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date with the exception of dividends on mutual funds, which are included within net appreciation in fair value of investments.

(3)	Investments

All of the Salary Plan’s assets and investments are participant directed.

Participants may direct the Trustee as to the investment of their personal contributions and the Company’s discretionary contribution in permissible investment vehicles. These permissible investment options include:

(1)	Common stock fund consisting of Florida East Coast Industries, Inc. common stock (shown in equivalent units and not actual shares of common stock),

(2)	Davis NY Venture Fund,

(3)	Dreyfus Small Cap Stock Index Fund,

(4)	Mass Investors Growth Stock Fund,

(5)	Neuberger & Berman Equity Assets,

(6)	Fidelity Puritan Trust,

(7)	Fidelity Advisor MidCap Fund,

(8)	Janus Mid Cap Value Fund,

(9)	Franklin Templeton Foreign Fund,

(10)	UBS US Small Cap Growth Fund,

(11)	T Rowe Price Real Estate Fund,

(12)	Common/collective trust funds for which Wachovia Bank, National Association, serves as an investment advisor, and,

•	Diversified Bond Group Trust II

•	Enhanced Stock Market II

(13)	Common/collective Trust Fund

•	Gartmore Morley Stable Value Institutional Fund

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following presents investments that represent 5 % or more of the Salary Plan’s net assets:

	2005	2004
Florida East Coast Industries, Inc. common stock fund (204,151 and 216,580 units, respectively)	$4,686,490	5,280,311
Fidelity Puritan Trust (240,316 and 202,267 shares, respectively)	4,501,116	3,832,952
Fidelity Advisor MidCap Fund (60,853 and 11,600 shares, respectively)	1,462,891	290,686
Gartmore Morley Stable Value Institutional Fund (208,080 shares)	4,025,423	—
Wachovia Bank Common / Collective Trust Fund Enhanced Stock Market II (51,686 and 57,323 shares, respectively)	4,388,448	4,591,147

During 2005, the Salary Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2005
Florida East Coast Industries, Inc. common stock fund	$(196,945)
Mutual funds	247,818
Common/collective trust funds	467,147

$518,020

During 2005, the Salary Plan received dividends from its Florida East Coast Industries common stock holdings of $25,390.

(4)	Related Party Transactions

Certain Salary Plan investments are managed by the Trustee and its affiliates and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Salary Plan for the investment management services amounted to $67,113 for the year ended December 31, 2005, and are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

The following presents net transfers of investments (to) from a related plan:

2005
Transfers to the Hourly Plan	$(144,795)
Transfers from the Hourly Plan	114,132

Net transfers to related plan	$(30,663)

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The Salary Plan has investments in the Company’s common stock and has received dividends thereon as described in note 3.

(5)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Salary Plan to discontinue its contributions at any time and to terminate the Salary Plan subject to the provisions of ERISA. In the event of plan termination, the Company may direct benefits to be distributed as soon as practicable or the trust created by the Plan to be continued and benefits be distributed as if the Salary Plan had not been terminated.

(6)	Tax Status

The Company adopted the Wachovia Bank, National Association (Wachovia) Defined Contribution Master Plan and Trust Agreement (Prototype Plan) through a non-standardized adoption agreement. The Internal Revenue Service has determined and informed Wachovia by a letter dated August 30, 2001, that the Prototype Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Although the Salary Plan itself has not received a determination letter and has been amended since August 30, 2001, the Salary Plan administrator believes that the Salary Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Salary Plan document.

(7)	Risks and Uncertainties

The Salary Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the financial statements and supplemental schedule.

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements at December 31, 2005:

Net assets available for benefits per Form 5500	$26,668,481
Add:
Contributions receivable	72,995
Interest receivable	2,058

Net assets available for plan benefits per the financial statements	$26,743,534

The following is a reconciliation of contributions per the Form 5500 to the financial statements for the year ended December 31, 2005:

Total contributions per Form 5500	$2,456,971
Contributions receivable at December 31, 2005	72,995

Total contributions per the financial statements	$2,529,966

The following is a reconciliation of interest per the Form 5500 to the financial statements for the year ended December 31, 2005:

Interest per Form 5500	$38,303
Add:
Interest receivable	2,058

Interest per the financial statements	$40,361

FLORIDA EAST COAST INDUSTRIES, INC.

SALARY DEFERRAL PLAN

Schedule H, Line 4i - Schedule of Assests

(Held at End of Year)

December 31, 2005 and 2004

Description	Type	Units	Current value
Florida East Coast Industries, Inc. Common Stock Fund *	Common Stock	204,151	4,686,490
Davis NY Venture Fund	Mutual Fund	26,238	884,206
Dreyfus Small Cap Stock Index Fund	Mutual Fund	36,706	786,971
Fidelity Advisor MidCap Fund	Mutual Fund	60,853	1,462,891
Janus Mid Cap Value Fund	Mutual Fund	58,044	1,295,537
Mass Investors Growth Stock Fund	Mutual Fund	18,007	231,213
Neuberger & Berman Equity Assets	Mutual Fund	46,121	1,308,450
Fidelity Puritan Trust	Mutual Fund	240,316	4,501,116
Franklin Templeton Foreign Fund	Mutual Fund	44,515	564,452
UBS US Small Cap Growth Fund	Mutual Fund	5,459	75,710
T Rowe Price Real Estate Fund	Mutual Fund	25,873	504,265
Gartmore Morley Stable Value Institutional Fund	Common / Collective Trust Fund	208,080	4,025,423
Wachovia Bank Collective Trust Fund Diversified Bond Group Trust II *	Common / Collective Trust Fund	30,014	1,202,549
Wachovia Bank Collective Trust Fund Enhanced Stock Market II *	Common / Collective Trust Fund	51,686	4,388,448
Loans to Participants * (5.00 - 10.50% interest rates)	Loans		750,760

Total			26,668,481

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLORIDA EAST COAST INDUSTRIES, INC.
Salary Deferral Plan

Dated: June 27, 2006	/s/ Daniel H. Popky
Daniel H. Popky, Executive Vice President
and Chief Financial Officer